Sorrento Therapeutics, Inc.

4955 Directors Place

San Diego, California 92121

May 27, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0406

Re:	Sorrento Therapeutics, Inc.
Registration Statement on Form S-3, Filed on May 19, 2021
File No. 333-256304

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sorrento Therapeutics, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-256304) of the Company (the “Registration Statement”), filed with the Securities and Exchange Commission on May 19, 2021 be accelerated so that the Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on June 1, 2021, or as soon as possible thereafter. There are no underwriters for this proposed offering, which is an offering of the Company’s common stock by a selling stockholder.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Samantha Eldredge of Paul Hastings LLP, by telephone at (650) 320-1838 or by email at samanthaeldredge@paulhastings.com. The Company hereby authorizes Ms. Eldredge to orally modify or withdraw this request for acceleration.

Sincerely,

SORRENTO THERAPEUTICS, INC.

By:	/s/ Henry Ji, Ph.D.
Henry Ji, Ph.D.
President and Chief Executive Officer

cc:     Samantha H. Eldredge, Paul Hastings LLP